United States securities and exchange commission logo





                              January 25, 2022

       Michael Brousset
       Chief Executive Officer
       Waldencast Acquisition Corp.
       10 Bank Street, Suite 560
       White Plains, NY 10606

                                                        Re: Waldencast
Acquisition Corp.
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted December
27, 2021
                                                            CIK No.: 0001840199

       Dear Mr. Brousset:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4

       Cover Page

   1. Please revise the prospectus cover page to disclose the expected ownership percentages in the combined company of
Obagi stockholders, Milk stockholders, PIPE investors, the
                                                        Sponsor and related
parties, the investor directors, and Waldencast   s stockholders, and to
                                                        the extent applicable,
disclose the total expected ownership of the Sponsor following the transaction, inclusive
of any investments the Sponsor plans to make through the financing transactions, such as
the PIPE investment. If the Sponsor is affiliated with the Third-Party
                                                        FPA Investor, please
also include such investor's investments in the aggregate, or explain.
   2. Please revise to state that an Obagi stockholder will have the discretion to designate one director at its sole
discretion for so long as it owns 5% of your then-outstanding common
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         stock, and state the stockholder's current ownership percentage.
Selected Definitions, page iii

3. Although we do not object to the inclusion of the glossary, please revise to ensure that each such term is defined at first use. As one example only, we note that "Forward
         Purchaser" is not defined at first use. In addition, please revise this section and your prospectus as appropriate to ensure that your disclosures are in plain English and are clear without frequent reliance on defined terms or reference to other documents. As examples
         only, it is unclear why    Total Implied Obagi Cash Consideration
Amount    is a defined
         term when it is defined as $380,000,000, or why "Requisite Obagi Stockholder" is a
         defined term when it is defined as Cedarwalk, and we note that terms such as "Obagi
         China Distribution" and "PPE Investors" are only defined by reference to agreements.
Questions and Answers for Shareholders of Waldencast, page xviii

4. Add a Q&A regarding the transaction structure, including diagrams to help investors understand the change in the company's structure and the change in Obagi's structure due to the carveout. Include a discussion that the organizational structure will allow Milk stockholders the ability to retain a direct equity ownership in Waldencast LP, as you indicate on pages 139 and 229, as compared to Waldencast and Obagi stockholders.
         Please also clarify this difference on the cover and in your risk factor on pages 91 and
         100.
Q: What proposals are shareholders of Waldencast being asked to vote upon?, page xix

5. Revise to clarify that the proposal for the election of directors who will be the directors of the company after the business combination is a proposal that can only be approved by the holders of the Class B shares, and explain that the Sponsor holds such shares.
Q: What will Obagi Shareholders and Milk Members receive in return for Waldencast's acquisition . . .?, page xx

6. Rather than repeating the formulas for calculating the amount of consideration to be received by Obagi and Milk stockholders, revise your disclosures to help investors better understand the proposed transactions, such as explaining the approximate cash and stock that the Obagi and Milk stockholders will receive. You can provide different scenarios based upon differing redemption totals and different assumptions.
Q: What equity stake will current Waldencast shareholders, Obagi Shareholders and Milk
Members hold . . .?, page xxi

7.       We note that footnote 1 to the first table states the assumption that a maximum
         of 21,834,638 Class A ordinary shares are redeemed. However, you also state on page 177 that based on recent market trends, "there will likely be significant redemptions in excess of the maximum redemptions scenario," which may, in turn, require that Obagi, Milk and
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         Waldencast waive the Minimum Cash Conditions in order for the business combination to
         be consummated. We also note your disclosure on page 79 that even if such conditions are waived by Obagi and Milk, if there are significant redemptions, you will likely need to obtain additional financing to fund your planned operations, which would further dilute stockholders. Please expand your graphic disclosures to also illustrate this scenario, and also to show at least one interim redemption scenario in between those you currently present. Additionally, show the potential impact of redemptions of the per share value of the shares owned by non-redeeming shareholders.
Q: Do I have redemption rights?, page xxvii

8. Clarify, if true, that holders of your public warrants and holders of warrants through your units cannot exercise redemption rights with respect to the warrants. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
Summary of the Proxy Statement/Prospectus, page 1

9. Please include a discussion here and elsewhere as appropriate regarding the inclusion in certain of your products, including your Nu-Derm Clear, Blender and Sunfader products, of hydroquinone at 4% concentration, and that the FDA has cited safety concerns for this ingredient at lower concentrations of 1% and 2%. Clearly explain the risks associated with this ingredient, including the significance of the recent CARES Act legislation, that this ingredient is prohibited from being marketed in the U.S. as an OTC drug without
         FDA approval, any statements the FDA has made regarding this ingredient (at any level of concentration), and clarify whether this ingredient is permitted to be used in other countries such as those in Europe and the Asia-Pacific. Also specify the amount of revenue and net income Nu-Derm products represent.
10. Revise your discussion of the board's reasons for the business combination starting on page 7 by removing some of the detailed discussion that is more appropriate for elsewhere in the prospectus, and balance your discussion by adding a summary of the factors and risks that the board identified and considered in an equally prominent and detailed manner. Please also revise the risk factor summaries section on pages 23-24 to also include a summary of the risks related to Waldencast and Waldencast plc, and add a bullet to disclose the ongoing litigation against the Milk founders. Interests of Waldencast's Directors and Executive Officers in the Business Combination, page 16

11.      Please revise here and elsewhere as appropriate, to clearly discuss the connection between
         the Third-Party Forward Purchaser and the Sponsor. Based on your disclosures on page F-
         17, it appears that the Sponsor is the managing member of Beauty Ventures. You also reference on page 189 that the Sponsor or its affiliates will receive performance fee allocations pursuant to the Third Party Forward Purchase Agreement. Please explain here the significance of that arrangement.
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12.      Quantify the aggregate amount of out-of-pocket expenses for which your
Sponsor,
         officers, directors and their affiliates are entitled to be reimbursed, including any working capital loans.
13. We note your disclosure here and elsewhere throughout the prospectus that the Sponsor and certain directors agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. Please also revise your disclosure summarizing the background of the business combination to discuss the negotiation of this agreement.
14. Please add disclosure regarding the interests of the underwriters, as it appears that the deferred underwriting fees remain constant and are not adjusted based on redemptions.
         Also, in your disclosure showing your sensitivity analysis regarding redemptions, revise to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
15. With reference to the last sentence in the third bullet on page 18 that your governing documents waived the corporate opportunities doctrine, please explain whether it impacted your search for an acquisition target. Additionally, expand your disclosure to discuss Waldencast Ventures.
Sources and Uses of Funds for the Business Combination, page 20

16. You state that the table assumes no public shareholders exercise their redemption rights, but we also note your disclosures elsewhere, such as on pages 79 and 177, that indicate you expect there to be significant redemptions that even exceed the maximum redemptions scenario you reference in certain sections of your prospectus. Please expand your disclosure to also disclose the uses in a way that reflects the expected redemptions.
         Also, to the extent correct, clarify that the $520 amount shown in the table is the aggregate of the cash to Obagi sellers and cash to Milk sellers. In addition, explain how any cash to the balance sheet is intended to be used in the operations of Obagi and Milk following the consummation of the proposed transactions.
17. Please clarify here and elsewhere as appropriate that the Sponsor may, in its sole discretion, reduce its purchase obligation under the forward purchase agreement with
         Beauty Ventures, as your disclosure seems to indicate on page F-17. Selected Unaudited Pro Forma Condensed Combined Financial Information, page 28

18. Please reconcile the total equity of $1,382,204 assuming no redemptions and $1,236,317 assuming maximum redemptions with the total equity in the unaudited pro forma condensed combined balance sheet on page 225.
The loss of a significant customer could materially and adversely affect . . ., page 31

19. We note your disclosure here and on page 263 of one distributor in Southeast Asia that accounted for approximately 27.7% of your net sales and that Boxout Health accounted
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         for approximately 34.4% of your net sales in the nine months ended
September 30, 2021.
         Please identify your distributor in Southeast Asia here and provide in the Business section a brief description of the material terms of your agreements with your key distributors.
         Please also file the agreements as an exhibit to the registration statement as required by
         Item 601(b)(10) of Regulation S-K or tell us why they are not material.
Regulations could prohibit physicians from dispensing our prescription only products . . ., page
41

20. You state that some states have taken action against physician customers who sell your prescription products over the Internet. Expand your disclosure here to provide additional context to investors regarding this risk, such as naming the states that have taken this action, whether other states will likely take similar actions, and the consequences of any such action (e.g., certain physicians have stopped selling your product). Please also quantify any effect thus far of such actions.
The cosmetics industry is highly competitive..., page 53

21.      We note your disclosure on page 275 of Milk Makeup   s key
competitors, such as Pat
         McGrath, Ilia, Kosas, as well as larger companies, such as Unilever,
Revlon and L   Or  al
         that own both legacy and previously independent younger brands. Please also expand
         your disclosure here to identify Milk   s key competitors. Please also
revise, wherever
         applicable, which of Milk   s competitors are also clean beauty
brands, if any of Milk   s
         competitors also have key partnerships with Sephora and Cult Beauty, and whether any
         competitors have developed or are developing competitors to Milk   s
lead products.
Risks Related to Milk's Business Operations
We rely on a number of third-party suppliers, distributors and other vendors..., page 60

22. We refer to your disclosure that you use multiple third-party suppliers in the U.S. and overseas to source substantially all of your products. Please revise to clarify in this section whether such third-party suppliers are also responsible for
manufacturing Milk   s
         products or if Milk uses separate third-party contract manufacturers. We refer to your disclosure on page 235.
Risks Related to Milk's Business Operations
The loss of a significant reseller could materially and adversely affect our business..., page 61

23.      You state on page 61 that Sephora accounted for approximately 43% and
67% of
         Milk's net sales during the years ended December 31, 2020 and 2019, respectively.
         However, we note from pages 301 and F-86 that the foregoing percentages are 56% and
         78%, respectively. Please revise your disclosures to be consistent throughout your document.
International sales and operations comprise an increasingly significant portion of our business..., page 68
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24.      We note your disclosure on page 68 that you generate an increasing share of your revenue
         from international sales and maintain international operations. You also disclose on page
         276 that Milk has been "received favorably" in every market it has entered. Please expand your disclosure of the key international markets that account for your international sales in the most recent fiscal periods.
We and our manufacturers and suppliers license certain products and formulas from third parties..., page 77

25. We refer to your disclosure on page 77 that you have licensed certain products and formulas from third parties. Please expand your disclosure here and elsewhere in this prospectus as appropriate to identify the material licensors and disclose the material terms of each such license agreement, including but not limited to, the nature and scope of
         intellectual property transferred, each parties    rights and
obligations, the duration of each
         such agreement and royalty term, termination provisions, royalty rates, aggregate future potential milestone payments to be paid and the aggregate amounts paid to date under each agreement (including any up-front fees), as applicable. Please also file the agreements as exhibits to the registration statement or tell us why they are not material.
Risks Related to Waldencast and Waldencast plc, page 79

26. Please revise to provide appropriate and more prominent disclosure of the risks about Waldencast being given a going concern determination by its auditors.
Waldencast has identified material weaknesses in its internal control over financial reporting... , page 97

27. We note that you state "[f]ollowing the issuance of the SEC Staff Statement [regarding the accounting and reporting considerations for warrants issued by SPACs]...Waldencast identified a material weakness in its internal control over financial reporting related to the accounting for the Waldencast Class A ordinary shares subject to possible redemption."
         We note, however, from the following risk factor on page 98 as well as your Form 10-Q for the period ended September 30, 2021 that the material weaknesses consist of changes in accounting for both warrants and Waldencast Class A ordinary shares subject to redemption. Please revise the risk factor on page 97 accordingly, as it is not clear how the
         Staff's Statement which discretely addresses warrants could impact your evaluation of the
         Class A ordinary shares. Ensure the disclosure on page F-24, which references "comment
         letters issued by the Securities & Exchange Commission (   SEC   ) to
several special
         purpose acquisition companies," is also consistent with your risk factor disclosure.
         Finally, please note that effectiveness of internal control over financial reporting is not an interim determination.
Background to the Business Combination, page 162

28. We note your disclosure on page 163 that Waldencast delivered letters of intent to eight
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         potential business combination targets, including Milk and Obagi.
Please expand your
         disclosure of the six other potential business combination targets the Waldencast Board
         considered and discuss the Board   s analysis in reaching its
conclusions not to pursue
         potential business combination targets.
29. Please revise your disclosure on page 163 to clarify how Milk was introduced to
         Waldencast. We also note that the March 27 call with Mr Coolican discussed a potential transaction involving multiple brands. Clarify whether your discussions with each of Milk and Obagi ever contemplated a transaction by itself, and clarify whether the board ever contemplated a transaction combining either Milk or Obagi with another third party business.
30. Please revise your disclosures in this section to describe how the Waldencast Board arrived at a valuation of $858 million for Obagi and $382 million for Milk. Please address in your revisions the methodology employed in reaching the valuation and the extent to which the Board considered such analysis in reaching the valuation and if material, discuss the Board's analysis, its conclusions and underlying assumptions. Additionally, we note your disclosure that Waldencast sent initial draft letters of intent to Obagi and Milk in which it proposed the terms of a business combination. Please revise to clarify how the transaction structure and consideration amount and type evolved during the negotiations, including the proposals and counter-proposals made during the course of negotiations with respect to the material terms of the merger, including the changes to the purchase price mechanic and removal of a purchase price adjustment.
31. Please revise the section to more fully explain the decision to carve out Obagi's businesses located in China as part of the combination and the board's consideration of such carveout, including with respect to the amount of revenue it represents. Regarding the August 21 meeting with the Dai family members referenced on page 165, revise to disclose the transaction terms that were agreed upon.
32. We note your references that the initial drafts of the Obagi merger agreement and the Milk purchase agreement did not contemplate an Up-C structure, and that the Up-C transaction structure was revised during the negotiations. Revise your disclosures to clearly discuss the evolution of the proposed transaction structure, including negotiations regarding the tax aspects of the structure.
33. Please revise your disclosure to discuss who selected the PIPE investors and what relationship the investors have with any of the transaction parties, if any.
Waldencast's Board of Directors' Reasons for the Business Combination, page 173

34. Please disclose the selection criteria for each of the comparable public companies shown on page 179, how the criteria was chosen, and whether any companies meeting the selection criteria were excluded from the analysis. Disclose the multiples for each company in the analysis as well as the financial data used to derive such multiples, and explain how this analysis was applied to determine the valuation for Waldencast.
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Unaudited Projected Financial Information, page 180

35. We note the Board considered the unaudited projected financial information for Obagi,
         Milk and Waldencast. Please expand your disclosure to discuss all material assumptions used to develop the projections. Address how the board determined the reasonableness of the projections; the extent to which alternative scenarios were provided or considered and the extent to which the probability of achieving such projections was assessed. Regarding alternative scenarios, we note, for example, that you mention on page 172 that the board determined to use projections provided at the November 13 meeting rather than the ones discussed at the October 26 meeting. Please discuss why the board determined to use the
         November 13 projections and how the projections were different, including the assumptions used. Please also discuss the possible impact if the projections are not correct and clarify when all the projections were provided.
36. Please remove your statements starting on pages 180 and 182 cautioning investors not to rely on the prospective financial information, estimates and assumptions, that the information is inherently speculative, and that the Obagi Projections and Milk Projections are the responsibility of Obagi's management and Milk's management, respectively, as it is inappropriate to disclaim responsibility for disclosure appearing in your prospectus.
U.S. Federal Income Tax Considerations, page 211

37. Please revise to clearly state the tax consequences to U.S. holders of Waldencast Class A ordinary shares and that the disclosure in this section is the opinion of counsel. Remove language stating that "generally" certain tax consequences will apply or assuming certain consequences (e.g., assuming that the Domestication qualifies as a reorganization). We note your disclosure on page 212 that the transaction is intended to qualify as a
            reorganization    under Section 368(a)(1)(F) of the Code. Similarly
revise disclosures
         regarding the tax consequences to U.S. holders of Waldencast Class A ordinary shares who exercise redemption rights and who hold shares at the time of the business combination. For further guidance see Staff Legal Bulletin No. 19 (October 14, 2011) and
         Item 601(b)(8) of Regulation S-K.
Information about Obagi, page 258

38. Please clarify the meaning of scientific or technical terms the first time they are used in order to ensure lay readers will understand the disclosure. For example, please briefly explain what you mean by Fitzpatrick skin types and hyperpigmentation.
39. You disclose in the graphic on page 260 that roughly 25% of Obagi's annual revenue is generated from prescription solutions sold in a physician practice and that the Obagi Nu-
         Derm System and related products accounted for 28% of sales in the nine months ended
         September 30, 2021. Please expand your disclosure to identify other leading products that accounted for a significant portion of revenue, including Obagi's OTC and direct-to-
         consumer products. In addition, revise your graphic so that the product descriptions are
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         legible.
40. We refer to your disclosures in this section indicating that your product is backed by scientific studies, such as your statement that Obagi Medical is a line of "scientifically-
         backed, clinically proven systems and products," that Obaji Clinical is developed for customers focused on "product potency and efficacy" and that you dispense products through physicians. You state that you have conducted more than 30 clinical efficacy studies with leading academic institutions and that your products are subjected to
         "rigorous safety and efficacy testing to demonstrate their powerful results," but also explain on page 267 that the majority of your products are cosmetics that are not subject to pre-market approval by the FDA, and state on page 39 that your products containing hydroquinone have not received approval from the FDA or other regulatory authorities.
         Please revise to specify which of your products have been approved by the FDA or a similar regulatory authority, if any, and clarify that the other products are cosmetics or other unapproved products and the significance of such designation. For any products that have not been approved by the FDA or a similar regulatory authority, please remove all such claims, or alternatively, explain why such claims can be substantiated and revise to provide such substantiation.
Skintrinsiq Device, page 261

41. We note your disclosure that your Skintrinsiq device was developed and introduced in
         July 2021 as a device to be used in physician   s offices and medical
spas to extract
         impurities from the skin. We also refer to your disclosure on page 31 that you face competition from medical device companies offering products to physicians that are used
         to enhance the skin   s appearance. Please revise to clarify whether
your Skintrinsiq is
         regulated as a medical device and also substantiate your claim that the device "delivers on
         [your] promise to help attract new consumers to physician practices and medical spas."
Sales & Marketing, page 262

42. We refer to your disclosure on page 263 that international markets accounted for
         approximately 57.1% of Obagi   s net sales in the nine months ended
September 30, 2021
         and that Obagi address international markets in over 60 countries outside of the United
         States. Please revise to identify the key countries that account for your international sales. We note your disclosure on page 288 that Asia Pacific accounted for over 600%
         increase in net revenue in the nine months ended September 30, 2021 compared to the prior year.
Licensing, page 263

43. We note your disclosure on page 263 that Obagi has entered into a license agreement with
         Rohto with respect to Obagi-developed products in Japan. We also note you disclose on page 266 that you have entered into various license, distribution and supply agreements with third parties relating to proprietary technology of certain products, including the
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         SUZANOBAGIMD products, the Obaji Professional line of products, Nu-Cil
Eyelash
         Enhancing Serum and the Skintrinsiq device. Please expand your disclosure in this section and elsewhere as appropriate, to identify the parties to each agreement and disclose the material terms of each agreement, including but not limited to, the nature and
         scope of intellectual property transferred, each parties    rights and
obligations, the duration
         of each such agreement and royalty term, termination provisions, royalty rates or other economic provisions, aggregate future potential milestone payments to be paid and the aggregate amounts paid to date under each agreement (including any up-front fees), as applicable, or tell us why they are not material. Please also file each such agreement as an exhibit to the registration statement. Please provide corresponding disclosure or explanation for Milk's master services agreement which covers a range of fulfillment services that you discuss on page 279.
Competition, page 265

44.      We note your disclosure in the second bullet point under
Competitive Strengths    on page
         264 that Obagi only has one other competitor offers both prescription strength and non-
         prescription products. Please revise your disclosure here to identify this competitor.
Intellectual Property, page 266

45. We refer to your disclosure that Obagi holds over 80 provisional and issued patents worldwide for the composition of many of its products. Please expand your disclosure to identify for each material patent and provisional patent application, as applicable, the scope and technology of each patent or patent application, the type of patent protection, jurisdiction and expiration dates. Consider adding tabular disclosure in addition to the narrative for ease of use.
Information about Milk, page 270

46. We refer to your disclosure on page 60 that you are dependent on sole suppliers for certain integral components. Please revise to describe the sources and availability for these components. Refer to Item 4.B.4 of Form 20-F.
Sales and Distribution Strategy, page 274

47. We note your disclosure on page 301 that Sephora accounted for up to 67% of revenue for the nine months ended September 30, 2021. We also refer to your disclosure on page 235
         that Sephora, as one of Milk   s key distributor, also accounted for
approximately 95% of
         wholesale sales (page 235). Please clearly state whether Milk has entered into any distribution agreements or other types of firm commitment arrangements with Sephora, and if so, please expand your disclosure to provide a brief description of the material terms of such agreement and file the agreement as an exhibit to the registration statement as required by Item 601(b)(10) of Regulation S-K or tell us why it is not material.
48. We refer to your disclosure on page 275 that Milk has established a distribution
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         relationship with other international resellers, such as Cult Beauty,
Selfridges, TMall
         Global (through SuperOrdinary). To the extent material, please disclose the percentage of revenue that distributors and resellers other than Sephora account for
Milk   s revenues.
Growth Opportunities, page 276

49. Please explain the parameters of the Sephora survey, including how Sephora conducted the survey, and the geographic location of the survey respondents. Legal Proceedings, page 282

50. Please revise to disclose the lawsuit against the Milk founders you reference on page 75 or explain why such disclosure is not necessary.
Management of Waldencast plc following the Business Combination, page 309

51. Please revise your disclosures regarding the biographical information of your directors and officers to include only the information required by Forms F-4 and 20-F. Please also disclose the specific experience, skills, qualifications and attributes that led you to the conclusion that Mr. Simon Dai should serve as one of your directors. Refer to Item 6 of
         Form 20-F. Add disclosure where applicable regarding the amount of time that certain of your officers may spend to provide services to Waldencast Ventures. Beneficial Ownership of Securities, page 318

52. In your revised prospectus, please include in the footnotes to your table on page 319 to identify the natural persons who are the beneficial owners of the shares held by
         Waldencast Long-Term Capital LLC, SPX Equities Gestao de Recursos Ltda, Verde
         Servicios Internacionais S.A. and Sharp Capital Gestora de Recursos
Ltda.
Obagi Global Holdings Limited Financial Statements for the Nine Months ended September 30,
2021 and 2020
Note 8. Debt, page F-71

53. You state on page F-72 that as of September 30, 2021, Obagi is in compliance with financial and non-financial debt and other contractual covenants associated with the 2021
         Credit Agreement. Given an aggregate $124.5 million outstanding and the prior event of default, please revise to disclose:
             the financial covenants or ratios associated with the 2021 Credit Agreement;
             the required minimum/maximum amount or ratio for each covenant as of the previous four quarters, if applicable; and
             your achieved minimum/maximum amount or ratio for each covenant quantified on the same basis as the requirement.
Milk Makeup LLC Financial Statements for the Nine Months ended September 30, 2021 and
2020
Note 8. Commitments & Contingencies, page F-107
 Michael Brousset
Waldencast Acquisition Corp.
January 25, 2022
Page 12

54. We note the lawsuits mentioned in the risk factor on page 75. Please revise here and on page 95 to disclose any developments since the commencement of such lawsuits and to address the requirements of ASC 450-20-50.
General

55. For all statements throughout the prospectus regarding industry leadership, please substantiate your claims or remove such statements. We note, as examples only, your
      references to (i) Obagi as a    market leader    in the global
professional skincare market that
      ranks first in U.S. providers    perception and satisfaction on pages 7
and 174; (ii) Obagi
      being ranked as "number one by U.S. dermatologists, plastic surgeons and other medical
      practitioners," on page 240, (iii) Obagi   s    highly-effective,
science-based    products on
      page 264; (iv) Obagi   s patent portfolio that includes    best-in-class
  penetration
      technology on page 261; (v) Milk as a leading clean "prestige" makeup brand having a
      "cult" following among Gen-Z consumers on page 2; (vi) Milk as a
market leader    in the
      global make-up market, particularly the clean make-up segment on page 175 and 240;
      (vii) Milk's portfolio of "cult products" on page 175 and a brand that
has achieved    strong
      rank    at a total brand and key product level on page 270; and (viii)
Milk   s recognition of
      10 PR Awards and Top 15 Earned Media Value Brand on page 276.
56. We note references to various agreements in your disclosures that are not included as exhibits in your registration statement. For example, you discuss a Supply Agreement, and and an Intellectual Property License Agreement in connection with the Obagi China
      Distribution. Please file such agreements as exhibits or explain why they are not material.
      Additionally, clarify the location of the Beauty Ventures forward purchase agreement in the exhibit index as your corresponding footnote is missing, and include the Obagi credit agreement as an exhibit or explain.
       You may contact Jenn Do at 202-551-3743 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact
Jane Park at 202-551-7439 or Dorrie Yale at 202-551-8776 with any other questions.



                                                            Sincerely,
FirstName LastNameMichael Brousset
                                                            Division of
Corporation Finance
Comapany NameWaldencast Acquisition Corp.
                                                            Office of Life
Sciences
January 25, 2022 Page 12
cc:       Max Mayer-Cesiano
FirstName LastName